

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 9, 2008

Mr. Dai Houliang
Senior Vice President
China Petroleum & Chemical Corporation
410 Park Avenue, 22nd Floor
New York, NY 10022

    Re: China Petroleum & Chemical Corporation
           Form 20-F for Fiscal Year Ended December 31, 2007
           Filed June 5, 2008
           File No. 1-15138

Dear Mr. Houliang:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

Supplemental Information on Oil and Gas Producing Activities, page F-65

Reserve Quantity Information, page F-66

1.   We note that in 2007 you increased your natural gas reserves by approximately 122%, from 2,856 BCF in 2006 to 6,331 BCF in 2007, apparently through extensions and discoveries. However, we could find no further explanation for this increase. You must include appropriate explanations for significant changes in reserves to comply with the guidance in paragraph 11 of SFAS 69. Please submit the information that you believe would satisfy this disclosure requirement,

2.   On a related point, if the increase in natural gas reserves is from a new discovery or extension, please also submit for review more detailed information, including the number of wells drilled and the test results obtained which support the increase in proved reserves. Under these circumstances, please also describe to us the nature and status of the transportation system that you plan to utilize to bring this gas to market.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. You may contact Tracie Towner at (202) 551-3744 with questions regarding financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief